Filed by Securitize Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners II, Inc.

Commission File No. 001-42630

Subject Company: Securitize, Inc.

Commission File No. 333-293022-01

Date: March 5, 2026

As previously disclosed, on October 27, 2025, Cantor Equity Partners II, Inc. (“CEPT”), a Cayman Islands exempted company, and Securitize, Inc., a Delaware corporation (“Securitize”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with Securitize Holdings, Inc., a Delaware corporation (“Pubco”), Pinecrest Merger Sub, a Cayman Islands exempted company (“CEPT Merger Sub”) and Senna Merger Sub, Inc., a Delaware corporation (“Securitize Merger Sub”).

On March 4, 2026, Carlos Domingo, the CEO of Securitize, appeared for an interview on FINTECH.TV to discuss the proposed business combination. The transcript from such interview is set forth below. A link to a clip of the appearance is here: https://x.com/Securitize/status/2029217960879944017?s=20.

Interviewer: Yeah, so I understand that Securitize has had a lot of recent announcements, so tell us about your SPAC merger and how you are tokenizing your own equity to do this.

Carlos Domingo: Yes, we announced in October last year that we are merging with Cantor Equity Fitzgerald-sponsored SPAC. It’s Cantor Equity Partners too. The ticker is CEPT—it’s trading on Nasdaq currently. We’ll switch it to SECZ, which is our ticker once we go public as Securitize. Alongside the public listing in in traditional markets, we’re going to tokenize our own equity using our own transfer agent and platform to be able to have native equities that sit in in traditional rails within the DTCC that trade and settle on in traditional markets, and then the tokenized version of the same equity that sits on blockchain rails, and that can do instant settlement, have more efficient distribution, trade 24/7, etcetera. I think this is an experiment that is going to showcase to people the advantages of the new tech and slowly how markets are going to be migrating to these new rails.

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Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Holdings, Inc. (“Pubco”), is expected to become publicly listed on NYSE or Nasdaq under the ticker symbol “SECZ”.

The Proposed Business Combination is expected to be completed in the first half of 2026, subject to regulatory approvals, approval by CEPT’s shareholders, and other customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE or Nasdaq under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE or Nasdaq listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. After the Registration Statement has been declared effective, CEPT will mail a definitive proxy statement to its shareholders as of the record date established for voting on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein and any amendments thereto, and, when available, the definitive proxy statement/prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.